[Activant Solutions Inc. Letterhead]
VIA EDGAR
May 12, 2006
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark P. Shuman, Branch Chief—Legal
     Re:   Activant Solutions Inc. Registration Statement on Form S-4 (File No. 333-129207)
Ladies and Gentlemen:
     Reference is made to the above captioned registration statement filed by Activant Solutions Inc. (the “Registrant”) with the Securities and Exchange Commission on October 24, 2005 (the “Registration Statement”). The Registrant has determined not to pursue the public offering of its Floating Rate Senior Notes due 2010 contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Securities and Exchange Commission, and no securities of the Registrant have been or will be issued or sold by the Registrant under the Registration Statement. Accordingly, pursuant to Rule 477 of the Securities Act of 1933, as amended, the Registrant hereby requests the immediate withdrawal of the Registration Statement together will all exhibits thereto.
     Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at 512-278-5138, with a copy to Richard Capelouto at Simpson Thacher & Bartlett LLP at 650-251-5002.

     Please do not hesitate to call the undersigned at 512-278-5222 or Richard Capelouto of Simpson Thacher & Bartlett LLP at 650-251-5060 or Chad Skinner of Simpson Thacher & Bartlett LLP at 650-251-5125 with any questions you may have regarding this letter.

Very truly yours, Activant Solutions Inc.
By:	/s/ Greg Petersen
	Name:	Greg Petersen
	Title:	Executive Vice President and Chief Financial Officer

cc:	Securities and Exchange Commission
April Coleman
Simpson Thacher & Bartlett LLP
Richard Capelouto